Exhibit 5.1

90 Park Avenue

New York, NY 10016

202-239-3300 | Fax: 202-239-3333

September 16, 2022

Ready Capital Corporation

1251 Avenue of the Americas

50th Floor

New York, NY 10020

Ladies and Gentlemen:

We have acted as counsel to Ready Capital Corporation, a Maryland corporation (the “Company”), in connection with a registration statement on Form S-3 (File No. 333-263756) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). We are furnishing this letter to you in connection with the offer and sale by the Company of $20.0 million aggregate principal amount of its 7.375% Senior Notes due 2027 (the “New Notes”), for issuance pursuant to (i) the Note Purchase Agreement, dated September 15, 2022 (the “Note Purchase Agreement”), among the Company, Sutherland Partners, L.P., Waterfall Asset Management LLC, and each purchaser identified on Appendix A to the Note Purchase Agreement, and (ii) an Indenture, dated as of August 9, 2017, by and between the Company and U.S. Bank Trust Company, National Association, as successor to U.S. Bank, National Association (the “Trustee”), as supplemented by the Third Supplemental Indenture, dated as of February 26, 2019 and the Eighth Supplemental Indenture, dated as of July 25, 2022 (collectively, the “Indenture”), each by and between the Company and the Trustee. The New Notes will be issued as additional notes under the Indenture, pursuant to which the Company previously issued $80.0 million aggregate principal amount of 7.375% Senior Notes due 2027 on July 25, 2022 (the “Existing Notes,” and together with the New Notes, the “Notes”). Upon completion of this offering, the aggregate principal amount of the Notes outstanding will be $100.0 million.

In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement, the Indenture, the New Notes and certain resolutions of the board of directors of the Company, relating to the transactions contemplated by the Note Purchase Agreement and other related matters. As to factual matters relevant to the opinion set forth below, we have relied upon certificates of officers of the Company and public officials and representations and warranties of the parties set forth in the Note Purchase Agreement.

Based on, and subject to, the foregoing, the qualifications and assumptions set forth herein and such other examination of law as we have deemed necessary, we are of the opinion that the New Notes are the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting enforcement of creditors’ rights generally, or by general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

The opinion set forth in this letter relates only to the laws of the State of New York and the Maryland General Corporation Law. We express no opinion as to the laws of another jurisdiction and we assume no responsibility for the applicability, or effect of the law of any other jurisdiction.

We consent to the filing of this opinion as Exhibit 5.1 to a Current Report on Form 8-K that shall be incorporated by reference into the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus supplement which is a part of the Registration Statement. In giving this consent, we do not concede that we are within the category of persons whose consent is required under the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Alston & Bird LLP